SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

Release  |  Lisbon  |  2 December 2010

Agreement reached with the Portuguese State for the transfer of the pension liabilities and associated pension funds

Portugal Telecom (“PT”) announces that it has reached agreement with the Portuguese State for the transfer to Caixa Geral das Aposentações (“CGA”) of the pension liabilities, which are guaranteed by PT Comunicações S.A. (“PT Comunicações”), relating to part of its active and former employees, and of associated pension funds that cover such liabilities. The proposed transfer includes the “Plano de Pensões do Pessoal da Portugal Telecom/CGA”, the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and the liabilities associated with the survival benefit included in the “Plano de Pensões Marconi” (together the “Regulated Pension Plans”). The transfer of the “Plano de Pensões do Pessoal da Portugal Telecom/CGA” will be as from 1 December 2010 and the transfer of the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and “Plano de Pensões Marconi” will be executed on 31 December 2010.

The present value of past liabilities associated with the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million and this was determined by an independent actuary using actuarial assumptions that comply with the recommendations of the 2005 report by “Tribunal de Contas” and best practices of similar transactions. As of the date of transfer, the unfunded liabilities amounted to Euro 1,004 million, equivalent to Euro 713 million net of taxes.

Portugal Telecom will fully fund the past liabilities with the transfer of the assets held by the Pension Funds established by PT Comunicações, which had a market value, as of 30 November, of Euro 1,800 million, and with additional payments up to 31 December 2010, and on 20 December 2011, and 20 December 2012 of Euro 100 million, Euro 450 million and Euro 454 million respectively.

After the transfer of the liabilities associated with the Regulated Pension Plans, Portugal Telecom will continue to provide to part of its active and former employees certain retirement benefits, which include pension supplements and health care services (“Health Plan”), which, as of 30 September 2010, amounted to Euro 455 million and were fully funded.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.